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                                                                    EXHIBIT 99.7


AVAYA CONFIRMS EXPIRATION DATE OF LIQUID YIELD OPTION (TM) NOTES EXCHANGE OFFER

Tuesday, January 21, 2003

BASKING RIDGE, N.J. - Avaya Inc., a leading global provider of communications networks to businesses, confirmed today that the exchange offer for its Liquid Yield Option (TM) Notes (LYONs) due 2021 would expire, as previously scheduled, at 12:00 p.m. midnight, EST, on Jan. 27, 2003, unless extended.

Avaya and Warburg Pincus Equity Partners, L.P. have agreed that Avaya's announcement today concerning its first fiscal quarter 2003 earnings will not result in an extension of the exchange offer.

Avaya also confirmed that, based on the January 27 expiration date, the number of shares of Avaya common stock delivered to holders of LYONs accepted in the exchange offer for the mixed consideration will be based on the volume-weighted average trading price of a share of Avaya common stock on the New York Stock Exchange on Jan. 16, 17, 21, 22 and 23.

Morgan Stanley & Co. Incorporated is acting as dealer manager for the exchange offer. Georgeson Shareholder Communications, Inc. is the information agent, and The Bank of New York is the exchange agent. Copies of the offer documents may be obtained at no charge from the information agent at 866-295-4337 or 212-440-9800 or from the SEC's website at WWW.SEC.GOV. Additional information concerning the terms of the exchange offer, including all questions relating to the mechanics of the offer, may be obtained by contacting the information agent at 866-295-4337 or Morgan Stanley at 212-761-5409 (collect).

A registration statement relating to the Avaya common stock being offered has been filed with the SEC but has not yet become effective. Such securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Avaya common stock in any state in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

The exchange offer may only be made pursuant to the offer to exchange/prospectus, dated Dec. 23, 2002, (as amended on Jan. 13 and 22, 2003), and the accompanying letter of transmittal.

About Avaya

Avaya Inc. designs, builds and manages communications networks for more than one million businesses worldwide, including 90 percent of the Fortune(R) 500. Focused on businesses large and small, Avaya is a world leader in secure and reliable Internet Protocol (IP) telephony systems and communications software applications and services.

Driving the convergence of voice and data applications with business applications - and distinguished by comprehensive worldwide services - Avaya helps customers leverage existing and new networks to achieve superior business results. For more information visit the Avaya website: HTTP://WWW.AVAYA.COM


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Note: "Liquid Yield Option" and "LYON" are trademarks of Merrill Lynch & Co.
Inc.

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